Exhibit 99.2

Investor Relations Contact:
John Lawlor, Cognos
613-738-3503
john.lawlor@cognos.com

Media Relations Contact:
Sean Reid, Cognos
613-738-1440 Ext. 3260
sean.reid@cognos.com

Cognos® Announces First Quarter Results

16 Percent BI License Revenue Growth Drives Strong Results

OTTAWA, June 20, 2002 — Cognos Incorporated (Nasdaq: COGN; TSE: CSN) today announced results for the Company’s first quarter of fiscal year 2003, ended May 31, 2002. Revenue for the quarter was $120.1 million. This represents an increase of 11 percent compared with revenue of $108.0 million for the same period last year.

Net income for the first quarter of fiscal 2003 was $9.9 million or $0.11 per share. This compares with a net loss of $2.1 million, or $0.02 per share, excluding special charges, for the first quarter of fiscal 2002. Including special charges of $12.8 million in the first quarter of last year, the net loss in that quarter was $11.1 million or $0.13 per share.

All figures are stated in U.S. dollars.

Business intelligence (BI) license revenue achieved strong growth in the quarter, reaching $48.0 million. This was an increase of 16 percent compared with revenue of $41.4 million in the first quarter of the prior fiscal year. Total BI revenue was $111.6 million in the quarter, an increase of 13 percent compared with $98.7 million for the same period last year.

Cognos further strengthened its balance sheet during the quarter. Net cash flow was $23.7 million, resulting in the Company increasing its cash, cash equivalents, and short-term investments to $338.3 million at the end of the first quarter.

Highlights of the Quarter

•	Four contracts greater than $1 million, equal to the all-time high for Q1;
•	42 contracts greater than $200,000 and 337 contracts greater than $50,000, an increase of 8 percent and 16 percent, respectively, over the first quarter of last year;
•	Continued strong market acceptance of Cognos Series 7;

•	Introduction of analytic applications suite for SAP, to complement existing J.D. Edwards and Oracle offerings;

“We are pleased with the results for the first quarter,” said Cognos Chief Executive Officer Ron Zambonini. “The strong financial performance in a difficult environment demonstrates solid execution and underscores the success of our business model in winning the enterprise BI market.

“Major organizations throughout the world are selecting the Cognos offering as their strategic enterprise BI solution. The Company was awarded four contracts greater than $1 million in the first quarter, from the U.S. Army Reserve, Mattel, Hewitt Associates, and Starbucks. This equaled the all-time high for a first quarter, and demonstrated the continued penetration of Cognos Series 7 in enterprise-scale deployments. Other large contracts in the quarter were from a broad range of leading corporations and public sector organizations, including GE Power Systems, the University of Washington, Pfizer Inc., Toshiba, Gwinnett County School Board, Boehringer Ingelheim, and Omron Electronics.

“While customer purchasing behavior remains a challenge, we are confident that the value proposition of our enterprise BI solution and our prospects in the BI market are solid. And the Company’s competitive position has never been stronger. We are determined to emerge from the current economic environment with a strengthened leadership position in the BI market,” concluded Mr. Zambonini.

Cognos will hold a Webcast and conference call to present results for its first quarter of fiscal year 2003 at 5:15 p.m. Eastern Time, today, June 20, 2002. The Webcast may be accessed at http://www.cognos.com/company/investor/events/fy03q1/index.html. The conference call may be accessed at 416-640-4127.

This press release contains forward-looking statements, express or implied, relating to, among other things, the Company’s expectations concerning: its future financial performance and continuing business momentum, its future growth opportunities, the success and soundness of the Company’s business model and its sales, marketing and technology strategies; the trends and opportunities in the business intelligence (“BI”) marketplace; the development, introduction, shipment and market acceptance of the Company’s current and future products; and the Company’s leadership position in the BI market.

These forward-looking statements are neither promises nor guarantees, but involve risks and uncertainties that may cause actual results to differ materially from those in the forward-looking statements. Factors that may cause such differences include, but are not limited to: the Company’s ability to develop and introduce new products and enhancements in the BI software market; the impact of global economic conditions on the Company’s business and the Company’s ability to implement timely and appropriate remedial measures; the Company’s ability to select and implement appropriate business models and strategies; the Company’s ability to maintain revenue growth or to anticipate a decline in revenue from any of its products or services; fluctuations in its quarterly and annual operating results based on historical patterns, which may cause its stock price to fluctuate or decline; rapid technological change in the business intelligence software market; new product introductions and enhancements by competitors; the Company’s ability to compete in an intensely competitive market; the Company’s reliance on partners and other third party distribution channels to market and distribute its products; unauthorized use of the Company’s intellectual property; claims by third parties that its software infringes their intellectual property; the risks inherent in international operations, such as currency exchange rate fluctuations; the Company’s ability to identify, hire, train, motivate, and retain highly qualified management and other key personnel; and the Company’s ability to identify, pursue, and complete acquisitions which could divert management attention and financial resources and not produce desired business results; as well as the risk factors discussed in the Company’s most recent Annual Report on Form 10-K filed with the United States Securities and Exchange Commission. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they are made. The Company disclaims any obligation to publicly update or revise any such statement to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those contained in the forward-looking statements.

About Cognos:

Cognos delivers software that helps companies improve business performance by enabling effective decision-making at all levels of the organization. A forerunner in defining the BI software category, Cognos delivers the next level of competitive advantage — Corporate Performance Management (CPM) — achieved through the strategic application of BI on an enterprise scale.

CPM lets organizations measure execution against business strategy to ensure the two are aligned at all levels across the enterprise. Cognos provides a framework for CPM that links people, information, and decision-making processes throughout the organization, and enables the complete management cycle with integrated software for planning, budgeting, reporting, analysis, and scorecarding.

Cognos serves more than 19,000 customers in over 120 countries. Cognos enterprise business intelligence solutions and services are also available from more than 3,000 worldwide partners and resellers. For more information, visit the Cognos Web site at http://www.cognos.com.

- End -

Cognos and the Cognos logo are trademarks or registered trademarks of Cognos Incorporated in the United States and/or other countries.

CONSOLIDATED STATEMENTS OF INCOME
(US$000s except share amounts, U.S. GAAP)
(Unaudited)

	Three months ended May 31,
	2002	2001
Revenue
Product license	$49,835	$43,104
Product support	48,179	41,843
Services	22,116	23,069

Total revenue	120,130	108,016

Operating expenses
Cost of product license	734	1,106
Cost of product support	4,413	4,294
Selling, general, and administrative	82,265	88,873
Research and development	19,698	19,422
Special charges	–	12,798

Total operating expenses	107,110	126,493

Operating income (loss)	13,020	(18,477)
Interest expense	(46)	(84)
Interest income	1,601	2,812

Income (loss) before taxes	14,575	(15,749)
Income tax provision (benefit)	4,664	(4,647)

Net income (loss)	$9,911	$(11,102)

Net income (loss) per share
Basic	$0.11	$(0.13)

Diluted	$0.11	$(0.13)*

Weighted average number of shares (000s)
Basic	88,000	88,023

Diluted	91,531	88,023 *

*	Conversion of stock options would be antidilutive as a result of net losses and therefore are not included in the calculation of fully diluted earnings per share.

CONSOLIDATED BALANCE SHEETS

(US$000s, U.S. GAAP)

	May 31, 2002	February 28, 2002
	(Unaudited)
Assets
Current assets
Cash and cash equivalents	$281,030	$192,900
Short-term investments	57,229	121,629
Accounts receivable	80,210	114,059
Inventories	791	537
Prepaid expenses	7,126	6,765
Deferred tax assets	6,279	6,404

	432,665	442,294
Fixed assets	61,914	59,008
Goodwill	15,270	15,230
Intangible assets	4,743	5,620

	$514,592	$522,152

Liabilities
Current liabilities
Accounts payable	$20,474	$26,387
Accrued charges	33,069	34,210
Salaries, commissions, and related items	33,457	37,453
Income taxes payable	3,377	6,167
Deferred revenue	109,217	110,504

	199,594	214,721
Long-term liabilities	9,192	9,131
Deferred income taxes	2,900	3,127

	211,686	226,979

Stockholders’ Equity
Capital stock
Common shares (May 31, 2002 – 87,904,533; February 28, 2002 – 87,997,220)	154,910	151,637
Retained earnings	159,358	158,762
Accumulated other comprehensive income	(11,362)	(15,226)

	302,906	295,173

	$514,592	$522,152

CONSOLIDATED STATEMENTS OF CASH FLOWS

(US$000s, U.S. GAAP)
(Unaudited)

	Three months ended May 31,
	2002	2001
Cash provided by (used in) operating activities
Net income (loss)	$9,911	$(11,102)
Non-cash items
Depreciation and amortization	4,699	7,158
Amortization of deferred stock-based compensation	185	577
Amortization of other deferred compensation	148	666
Deferred income taxes	(552)	(227)
Loss on disposal of fixed assets	97	215

	14,488	(2,713)
Change in non-cash working capital
Decrease in accounts receivable	36,590	46,163
Decrease (increase) in inventories	(229)	153
Decrease (increase) in prepaid expenses	(18)	1,499
Increase in income tax assets	–	(8,392)
Decrease in accounts payable	(6,671)	(11,388)
Increase (decrease) in accrued charges	(2,068)	6,158
Increase (decrease) in salaries, commissions, and related items	(5,106)	819
Decrease in income taxes payable	(2,778)	(16,131)
Decrease in deferred revenue	(3,780)	(7,460)

	30,428	8,708

Cash provided by (used in) investing activities
Maturity of short-term investments	113,186	118,336
Purchase of short-term investments	(47,626)	(60,606)
Additions to fixed assets	(4,269)	(6,813)

	61,291	50,917

Cash provided by (used in) financing activities
Issue of common shares	3,765	3,569
Repurchase of shares	(9,992)	–
Increase in (repayment of) long-term debt and long-term liabilities	(16)	96

	(6,243)	3,665

Effect of exchange rate changes on cash	2,653	(808)

Net increase in cash and cash equivalents	88,129	62,482
Cash and cash equivalents, beginning of period	192,901	115,293

Cash and cash equivalents, end of period	281,030	177,775
Short-term investments, end of period	57,229	61,652
Cash, cash equivalents, and short-term investments, end of period	$338,259	$239,427